Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of C21 Investments Inc. (the "Company") as of January 31, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended January 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024, and the results of its operations and its cash flows for the year ended January 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

July 19, 2024

C21 INVESTMENTS INC.
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	January 31, 2024	January 31, 2023
	$	$
ASSETS
Current assets
Cash	2,408,526	1,891,772
Receivables	203,021	412,310
Inventory	2,708,721	4,173,573
Prepaid expenses and deposits	751,139	881,628
Assets classified as held for sale	1,170,947	1,240,011
	7,242,354	8,599,294
Non-current assets
Property and equipment	3,433,094	4,685,118
Right-of-use assets	8,829,298	8,385,533
Intangible assets	6,482,865	7,886,825
Goodwill	28,541,323	28,541,323
Security deposit	-	46,871
Deferred tax asset	-	166,440
Total assets	54,528,934	58,311,404

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,215,956	2,921,426
Convertible promissory notes	1,156,259	1,156,259
Promissory note payable	-	2,026,667
Income taxes payable	9,719,872	7,736,858
Deferred revenue	301,562	94,068
Lease liabilities - current portion	374,548	398,723
Liabilities classified as held for sale	396,943	640,266
	14,165,140	14,974,267
Non-current liabilities
Lease liabilities	9,192,588	8,554,702
Deposit liability	-	175,000
Derivative liability	108,233	239,700
Reclamation obligation	-	52,659
Deferred tax liability	15,965	-
Total liabilities	23,481,926	23,996,328

Commitments and contingencies (Notes 17 and 20)
Subsequent event (Note 23)

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of January 31, 2024 and 2023, respectively	105,467,920	105,445,792
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,272,056)	(2,287,145)
Deficit	(72,776,997)	(69,471,712)
Total shareholders' equity	31,047,008	34,315,076
Total liabilities and shareholders' equity	54,528,934	58,311,404

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in U.S. dollars, except number of shares)

	Years ended January 31,
	2024	2023
	$	$

Revenue	28,285,200	28,888,410
Cost of sales	17,135,434	15,487,264
Gross profit	11,149,766	13,401,146

Selling, general and administrative expenses	9,677,738	9,445,908

Income from operations	1,472,028	3,955,238

Gain (loss) on change in fair value of derivative liability	(451,372)	742,483
Gain on termination of sales-type lease and disposal of licenses	503,544	-
Loss on disposal of assets	(11,655)	-
Impairment loss	(1,202,227)	(20,726)
Interest expense	(35,210)	(456,691)
Other expense	(16,451)	(28,996)
Net income from continuing operations before income tax expense	258,657	4,191,308
Income tax expense	(3,482,125)	(2,809,768)
Net income (loss) from continuing operations after income tax expense	(3,223,468)	1,381,540

Net loss from discontinued operations after income tax expense	(81,817)	(1,088,329)

Net income (loss)	(3,305,285)	293,211

Other comprehensive income:
Cumulative translation adjustment	15,089	83,822
Comprehensive income (loss)	(3,290,196)	377,033

Basic income (loss) per share from continuing operations	(0.03)	0.01
Diluted income (loss) per share from continuing operations	(0.03)	0.01
Basic and diluted (loss) per share from discontinued operations	(0.00)	(0.01)
Basic income (loss) per share	(0.03)	0.00
Diluted income (loss) per share	(0.03)	0.00
Weighted average number of common shares outstanding - basic	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	122,880,907	122,880,907

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2022	120,047,814	105,236,351	628,141	(2,370,967)	(69,764,923)	33,728,602
Share-based compensation	-	209,441	-	-	-	209,441
Net income and other comprehensive income for the year	-	-	-	83,822	293,211	377,033
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and other comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Years ended January 31,
	2024	2023
	$	$
OPERATING ACTIVITIES
Net (loss) income from continuing operations after income tax expense	(3,223,468)	1,381,540
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of right-of-use assets	480,340	490,351
Deferred income tax recovery	249,071	(56,920)
Depreciation and amortization	1,408,976	1,843,366
Foreign exchange gain	(5,788)	(21,670)
Loss (gain) on change in fair value of derivative liability	451,372	(742,483)
Gain on termination of sales-type lease and disposal of licenses	(503,544)	-
Loss on disposal of assets	11,655	-
Impairment loss	1,202,227	20,726
Interest expense	35,210	456,360
Provision to record inventory at net realizable value	-	174,453
Share-based compensation	22,128	209,441
Changes in operating assets and liabilities:
Receivables	209,289	(201,887)
Inventory	1,948,095	(293,553)
Prepaid expenses and deposits	130,489	(108,178)
Accounts payable and accrued liabilities	(1,034,911)	184,662
Income taxes payable	1,983,014	2,866,688
Deferred revenue	207,494	94,068
Lease liabilities	(310,394)	(325,697)
Cash provided by operating activities of continuing operations	3,261,255	5,971,267
Cash provided by (used in) operating activities of discontinued operations	68,599	(71,292)

INVESTING ACTIVITIES
Purchases of property and equipment	(521,579)	(442,285)
Proceeds from termination of sales-type lease and disposal of licenses	400,000	-
Cash used in investing activities of continuing operations	(121,579)	(442,285)
Cash provided by investing activities of discontinued operations	-	51,357

FINANCING ACTIVITIES
Settlement of earn out shares	(575,136)	-
Principal repayments on promissory note payable	(2,026,667)	(6,080,000)
Repayments of convertible promissory notes	-	(40,000)
Interest paid in cash	(51,562)	(505,747)
Cash used in financing activities of continuing operations	(2,653,365)	(6,625,747)
Cash used in financing activities of discontinued operations	(45,551)	(58,150)

Effect of foreign exchange on cash	7,395	(1,361)
Change in cash during the year	516,754	(1,176,211)
Cash beginning of year	1,891,772	3,067,983
Cash end of year	2,408,526	1,891,772

Supplemental disclosure of cash flow information:
Income tax paid in cash	1,250,150	-
Interest paid in cash	51,562	505,747
Additions in right-of-use assets and lease liabilities (Note 12)	924,105	-

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially also had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at January 31, 2024, the Company had a working capital deficiency of $6,922,786 (January 31, 2023 - $6,374,973) and an accumulated deficit of $72,776,997 (January 31, 2023 - $69,471,712). However, for the years ended January 31, 2024 and 2023, the Company generated positive operating cash flows from continuing operations.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the years ended January 31, 2024 and 2023 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar ("US$") is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

d) Reclassification of prior year deferred taxes to conform with current year presentation

The consolidated balance sheet as at January 31, 2023 contains a reclassification of $143,078 from assets classified as held for sale to deferred tax asset in order to conform with the current year presentation of deferred tax balances as management expects that assets classified as held for sale will be disposed of in the form of an asset sale rather than a sale of shares and would therefore not transfer any tax attributes of the assets.

A summary of the Company's subsidiaries included in these consolidated financial statements as at January 31, 2024 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

3. ACCOUNTING POLICIES

a) Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and the U.S. Securities and Exchange Commission did not or are not believed by management to have a material effect on the Company's present or future financial statements.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

c) Cash

Cash is held in financial institutions and at retail locations. The carrying value of cash approximates its fair value.

The failure of any bank in which C21 deposits funds may reduce the amount of cash available for operations or delay the ability to access such funds. C21 does not currently have a commercial relationship with a bank that has failed or is has shown indications of experiencing operational distress, nor has C21 experienced delays or other issues in meeting its financial obligations. If banks and financial institutions where C21's cash is held enter receivership or become insolvent in response to financial conditions affecting the banking system and financial markets, its ability to access cash may be threatened and could have a material adverse effect on operations and financial condition of the Company.

As at January 31, 2024, the Company had FDIC coverage over $965,157 (January 31, 2023 - $697,945) of its cash balance.

d) Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income and comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income.

e) Inventory

Inventory consists of raw materials, consumables and packaging supplies used in the process to prepare inventory for sale; work in process consisting of pre-harvested cannabis plants, by-products to be extracted, oils and terpenes; and finished goods.

Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. Costs are capitalized to inventory, until substantially ready for sale. Costs include direct and indirect labor, raw materials, consumables, packaging supplies, utilities, facility costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, and the historical and professional experience of management. The Company classifies cannabis inventory as a current asset, although, due to the duration of the cultivation, drying, and conversion process, certain inventory items may not be realized in cost of sales within one year.

f) Property and equipment

Property and equipment is measured at cost less accumulated depreciation and losses on impairment.

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

Buildings	45 years
Furniture & fixtures	5 years
Computer equipment	3 years
Machinery & equipment	2-7 years
Leasehold improvements	shorter of the life of the improvement or the remaining life of the lease

g) Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

h) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company's goodwill is part of the Nevada reporting unit.

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and an impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the years ended January 31, 2024 and 2023, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

i) Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value.

j) Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

k) Convertible instruments

The Company accounts for convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the Company uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and includes the effect of potential share settlement for instruments that may be settled in cash or shares.

l) Leases

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASU 2016-02, Leases ("ASC 842"). The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

m) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company determines the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2024 and 2023.

The Company's cash, receivables, accounts payable and accrued liabilities are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Financial instruments subsequently measured at amortized cost include promissory note payable, convertible promissory notes, and reclamation obligation.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at January 31, 2024, the Company had a working capital deficiency of $6,922,786 (January 31, 2023 - $6,374,973). Working capital deficiency includes a convertible promissory note with a carrying amount of $1,156,259, which is currently in dispute with a vendor, and the outcome of this dispute is yet to be determined (Note 11(a) and Note 20). Additionally, as at January 31, 2024, the Company had an income tax payable of $9,719,872, which includes an estimated income tax for the current year from its U.S. subsidiaries of $3,482,125. To manage liquidity risk, the Company endeavors to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfill its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended January 31, 2024 and 2023 had no exposure to foreign currency risk.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

o) Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As the Company operates in the cannabis industry, it is subject to the limits of Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of comprehensive income.

p) Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

q) Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606 - Revenue From Contracts With Customers ("ASC 606"). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five steps:

1. Identify a customer along with a corresponding contract

2. Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer

3. Determine the transaction price that the Company expects to be entitled to in exchange for transferring promised goods or services to a customer

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

The Company's contracts with customers for the sale of dried cannabis and other products derived from cannabis consist of one performance obligation, being the transfer of control of the goods to the customer at the point of sale. The Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer. The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a "point in time", which is upon passing of control to the customer.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Provisions for expected credit losses on accounts receivable are based on the Company's assessment of the collectability of specific customer balances, which is based upon a review of the customer's creditworthiness and past collection history. For trade receivables deemed to be uncollectible, and arose from the sale of goods, the Company will write off the specific balance against the allowance for doubtful accounts when it is known that a provided amount will not be collected.

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended January 31, 2024, revenue from retail sales from continuing operations totaled $25,314,672 (2023 - $26,713,239) and revenue from wholesale from continuing operations totaled $2,970,528 (2023 - $2,175,171).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of income and comprehensive income and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of January 31, 2024 and 2023, the loyalty liability totaled $301,562 and $94,068, respectively, and is included in deferred revenue on the consolidated balance sheets.

4. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment were not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the year ended January 31, 2024, the Company executed a settlement agreement to terminate its lease-to-own arrangement. Prior to the settlement, the Company had collected a cumulative $100,000 related to the lease-to-own arrangement, recorded as a deposit liability. Under the settlement agreement, the Company transferred certain licenses with a carrying value of $32,250 in exchange for $400,000, which was paid by the lessee. The Company retained the cumulative $100,000 in lease-to-own payments collected to date. As a result, the Company recognized a gain on the termination of the sales-type lease of $467,750.

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794.

b) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

During April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (continued)

Property and equipment contain a building and fixtures that were previously used for cannabis operations. Long-term debt comprises equipment and vehicle loans and a building mortgage associated with the building that is held for sale. The equipment and vehicle loans had interest rates ranging from 5.6% to 19.9% and were repaid in March 2022. During the year ended January 31, 2023, the Company made principal repayments of $12,481 and interest repayments of $118 on the equipment and vehicle loans. The building mortgage was entered into on February 1, 2015 and matures on January 1, 2025. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. During the year ended January 31, 2024, other expenses included interest expense incurred on long-term debt of $18,526 (2023 - $19,713). During the year ended January 31, 2024, an amount of $45,551 (2023 - $45,551) was repaid in connection with the long-term debt.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	January 31, 2024	January 31, 2023
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	-	15,522
Prepaid expenses and deposits	31,430	84,972
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,170,947	1,240,011

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	-	216,298
Long-term debt	396,943	423,968
Total liabilities classified as held for sale	396,943	640,266

A summary of the Company's net loss from discontinued operations is as follows:

	Years ended January 31,
	2024	2023
	$	$
Revenue	-	357,540
Cost of sales	-	357,540
Gross loss	-	-

Expenses
Selling, general and administrative expenses	116,728	608,112
Impairment loss	-	245,682
Provision for expected credit losses	-	218,425
Loss on lease termination	13,419	-
Other expenses	18,526	6,861
Net loss from discontinued operations before income tax expense	(148,673)	(1,079,080)
Income tax recovery	66,856	(9,249)
Net loss from discontinued operations after income tax expense	(81,817)	(1,088,329)

A summary of the Company's cash flows from discontinued operations for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Net cash provided by (used in) operating activities of discontinued operations	68,599	(71,292)
Net cash provided by investing activities of discontinued operations	-	51,357
Net cash used in financing activities of discontinued operations	(45,551)	(58,150)

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

5. RECEIVABLES

A summary of the Company's receivables is as follows:

	January 31, 2024	January 31, 2023
	$	$
Taxes receivable	13,829	10,834
Trade receivables	189,192	401,476
	203,021	412,310

There was no provision for expected credit losses on trade receivables as at January 31, 2024 and 2023.

6. INVENTORY

A summary of the Company's inventory is as follows:

	January 31, 2024	January 31, 2023
	$	$
Finished goods	1,421,541	1,556,353
Work in process	1,139,116	2,494,455
Raw materials	148,064	122,765
	2,708,721	4,173,573

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	January 31, 2024	January 31, 2023
	$	$
Land	500,000	1,330,000
Leasehold improvements	2,027,182	1,775,896
Furniture and fixtures	361,580	468,696
Computer equipment	6,659	6,659
Machinery and equipment	2,399,226	2,450,919
	5,294,647	6,032,170
Less: accumulated depreciation	(1,861,553)	(1,347,052)
	3,433,094	4,685,118

Total depreciation expense for the year ended January 31, 2024 was $559,712 (2023 - $533,702). During the year ended January 31, 2024, $474,172 (2023 - $472,096) of the total depreciation expense was allocated to inventory. During the year ended January 31, 2024, the Company recorded impairment of property and equipment of $372,227 (2023 - $20,726). On January 31, 2024, the Company recognized impairment loss on land of $830,000 following completion of an appraisal completed subsequent to January 31, 2024.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

8. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	January 31, 2024	January 31, 2023
	$	$
Licenses	12,010,274	12,167,021
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	14,195,521	14,352,268
Less: accumulated amortization	(7,712,656)	(6,465,443)
	6,482,865	7,886,825

During the year ended January 31, 2024, the Company recognized amortization expense on intangible assets of $1,332,507 (2023 - $1,337,336). Of the total amortization expense, $9,071 (2023 - $9,065) was allocated to inventory.

During the year ended January 31, 2024, the Company disposed of licenses in Oregon with a cost of $156,750 and accumulated amortization of $85,294 (Note 4).

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

$
January 31, 2025	1,298,974
January 31, 2026	1,298,974
January 31, 2027	1,298,974
January 31, 2028	1,298,974
January 30, 2029	1,286,969
6,482,865

b) Goodwill

As at January 31, 2024 and 2023, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the years ended January 31, 2024 and 2023.

9. SECURITY DEPOSIT

Security deposit consisted of a deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. On January 19, 2024, the AER claimed $50,285 (C$67,367) to pay costs to the Orphan Well Association. The Company confirmed that the Orphan Well Association has completed its reclamation work and that the site has been fully remediated with no further work required. As a result, the associated reclamation obligation with a balance of $52,474 (C$70,300) was extinguished and a gain of $2,189 (C$2,933) was recorded in other income. As at January 31, 2024, the security deposit had a balance of $nil (January 31, 2023 - $46,871) and the reclamation obligation had a balance of $nil (January 31, 2023 - $52,659).

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	January 31, 2024	January 31, 2023
	$	$
Accounts payable	1,188,133	1,842,089
Accrued liabilities	415,323	450,485
EFF settlement accrual (Note 20)	612,500	612,500
Interest payable	-	16,352
	2,215,956	2,921,426

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

11. PROMISSORY NOTES

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

a) Convertible promissory notes

A summary of the Company's convertible promissory notes denominated in US$ is as follows:

$
Balance, January 31, 2022	1,281,442
Payment	(41,600)
Interest expense	1,600
Effect of foreign exchange	(85,183)
Balance, January 31, 2024 and 2023	1,156,259

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per common stock. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is engaged in an ongoing dispute with the vendors over repayment (Note 20). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in US$ while the functional currency of the Company is Canadian dollars. On June 13, 2021, the conversion feature expired and as a result the fair value of the conversion feature is $nil.

b) Promissory note payable

A summary of the Company's promissory note payable denominated in US$ is as follows:

$
Balance, January 31, 2022	8,106,667
Repayments	(6,080,000)
Balance, January 31, 2023	2,026,667
Repayments	(2,026,667)
Balance, January 31, 2024	-

The promissory note payable was issued to the Company's CEO, Sonny Newman in connection with the acquisition of Silver State Cultivation LLC and Silver State Relief LLC in January 2019. During the year ended January 31, 2024 the promissory note was fully repaid. Interest expense on the promissory note payable during the year ended January 31, 2024 was $35,210 (2023 - $455,091). Interest paid during the year ended January 31, 2024 was $51,562 (2023 - $504,147).

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842. A summary of the Company's active leases under contract as at January 31, 2024 is as follows:

Entity Name/Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land & Building	12.84	Operating lease
Silver State Relief LLC (Sparks)	Land & Building	12.84	Operating lease
Silver State Relief LLC (Fernley)	Land & Building	8.84	Operating lease

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

12. LEASE LIABILITIES (continued)

On February 1, 2023, the Company entered into an amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. The carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

For the years ended January 31, 2024, the Company incurred operating lease costs in continuing operations of $1,446,208 (2023 - $1,403,743). Of this amount, $812,368 (2023 - $812,368), respectively, was allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	January 31, 2024	January 31, 2023
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.77	9.63

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at January 31, 2024 is as follows:

Year ending January 31,	$
2025	1,314,551
2026	1,353,987
2027	1,394,607
2028	1,436,445
Thereafter	10,718,831
Total undiscounted lease liabilities	16,218,421
Effects of discounting	(6,651,285)
Total present value of minimum lease payments	9,567,136
Current portion of lease liability	374,548
Lease liabilities	9,192,588

As at January 31, 2024, the Company has total undiscounted lease liabilities of $16,218,421 (January 31, 2023 - $14,488,346) pertaining to lease liabilities in continuing operations and total undiscounted lease liabilities of $nil (January 31, 2023 - $228,192) which are classified as held for sale.

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2022	1,006,368
Gain on change in fair value of derivative liability	(742,483)
Effect of foreign exchange	(24,185)
Balance, January 31, 2023	239,700
Loss on change in fair value of derivative liability	451,372
Settlement	(575,136)
Effect of foreign exchange	(7,703)
Balance, January 31, 2024	108,233

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY (continued)

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at January 31, 2024, the total number of remaining earn out shares is 1,207,200 (January 31, 2023 - 6,000,000).

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	209,441
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	22,128
Balance, January 31, 2024	120,047,814	105,467,920

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares (January 31, 2023 - 1,184,407 shares).

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	3,240,000	1.18	2.10
Balance, January 31, 2023	3,240,000	1.18	1.10
Expired	(2,040,000)	1.00	-
Balance, January 31, 2024	1,200,000	1.50	0.31

A summary of the Company's outstanding and exercisable warrants as at January 31, 2024, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
May 24, 2024	1.50	1,200,000
		1,200,000

As at January 31, 2024 and 2023, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

Subsequent to January 31, 2024, there were 1,200,000 warrants, with exercise price of C$1.50, expired.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70	2.03
Expired/forfeited	(1,405,000)	1.25	-
Balance, January 31, 2023	4,810,000	0.75	0.86
Expired/forfeited	(3,710,000)	0.73	-
Balance, January 31, 2024	1,100,000	0.84	0.88

A summary of the Company's stock options outstanding and exercisable as at January 31, 2024, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	399,999
		1,100,000	899,999

As at January 31, 2024 and 2023, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the year ended January 31, 2024, the Company recorded share-based compensation expense on vesting of stock options of $22,128 (2023 - $209,441).

During the year ended January 31, 2024, there were no stock options granted. During the year ended January 31, 2023, the Company used the following inputs in the Black-Scholes option pricing model:

Stock price	C$0.61
Exercise price	C$0.70
Risk-free interest rate	1.60%
Expected life	3 years
Expected volatility	80%
Expected annual dividend yield	0%

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. The expected term used for options issued to non-employees is the contractual life and the expected term used for options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Accounting and legal	892,733	716,349
Depreciation and amortization	1,408,976	1,365,018
License fees, taxes, and insurance	1,603,921	1,625,036
Office facilities and administrative	384,583	338,492
Operating lease costs	633,840	591,375
Other expenses	907,918	806,009
Professional fees and consulting	522,900	903,513
Salaries and wages	3,156,441	2,747,133
Sales, marketing, and promotion	75,561	83,672
Share-based compensation	22,128	209,441
Shareholder communications	16,523	18,128
Travel and entertainment	52,214	41,742
	9,677,738	9,445,908

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,285,200	-	28,285,200
Gross profit	11,149,766	-	11,149,766
Operating income (expenses):
General and administration	(4,773,840)	(2,763,393)	(7,537,233)
Sales, marketing, and promotion	(75,561)	-	(75,561)
Operating lease cost	(633,840)	-	(633,840)
Depreciation and amortization	(1,316,170)	(92,806)	(1,408,976)
Share-based compensation	-	(22,128)	(22,128)
Impairment loss	(1,202,227)	-	(1,202,227)
Gain on termination of sales-type lease and disposal of licenses	-	503,544	503,544
Interest expense and others	(29,387)	(485,301)	(514,688)
Net income (loss) from continuing operations before income tax expense	3,118,741	(2,860,084)	258,657

Segmented information pertaining to discontinued operations is contained within Note 4.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2023 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,888,410	-	28,888,410
Gross profit	13,401,146	-	13,401,146
Operating income (expenses):		-
General and administration	(4,397,477)	(2,798,925)	(7,196,402)
Sales, marketing, and promotion	(83,672)	-	(83,672)
Operating lease cost	(591,375)	-	(591,375)
Depreciation and amortization	(1,270,092)	(94,926)	(1,365,018)
Share-based compensation	-	(209,441)	(209,441)
Impairment loss	-	(20,726)	(20,726)
Interest expense and others	(31,327)	288,123	256,796
Net income (loss) from continuing operations before income tax expense	7,027,203	(2,835,895)	4,191,308

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 4.

Entity-wide disclosures

All revenue for the years ended January 31, 2024 and 2023 was earned in the United States.

For the years ended January 31, 2024 and 2023, no customer represented more than 10% of the Company's net revenue. As at January 31, 2024 and 2023, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	January 31, 2024	January 31, 2023
	$	$
Nevada	11,762,392	11,321,662
Discontinued operations (Oregon)	500,000	1,748,286
Other	-	703
	12,262,392	13,070,651

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at January 31, 2024 is as follows:

Year ending January 31,	Third parties	Related parties	Total
	$	$	$
2025	597,662	762,439	1,360,101
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,898	4,473,246	8,035,144
	6,053,929	7,663,008	13,716,937

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	January 31, 2024	January 31, 2023
	$	$
Due to the President and CEO	-	2,043,019
Lease liabilities due to a company controlled by the CEO	4,961,727	8,953,425
Due to the CFO	561	692
	4,962,288	10,997,136

As at January 31, 2023, Due to the President and CEO included the promissory note that was repaid during the year ended January 31, 2024. As at January 31, 2024 and 2023, Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Consulting fees paid to a director	65,000	125,000
Amounts paid to CEO or companies controlled by CEO for leases	1,001,214	1,239,090
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	2,078,229	6,584,146
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	200,000
Salary paid to directors and officers	438,162	398,950
Share-based compensation	22,128	153,426
	3,804,733	8,700,612

On June 5, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
Net income (loss) from continuing operations after income taxes	$(3,223,468)	$1,381,540
Net loss from discontinued operations after income taxes	$(81,817)	$(1,088,329)
Net income (loss)	$(3,305,285)	$293,211

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	122,880,907

Basic income (loss) per share, continuing operations	$(0.03)	$0.01
Diluted income (loss) per share, continuing operations	$(0.03)	$0.01

Basic loss per share, discontinued operations	$(0.00)	$(0.01)
Diluted loss per share, discontinued operations	$(0.00)	$(0.01)

Basic income (loss) per share	$(0.03)	$0.00
Diluted income (loss) per share	$(0.03)	$0.00

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE (continued)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended January 31, 2024 and 2023, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the years ended January 31, 2024 and 2023, the number of stock options excluded from the computation was 899,999 and 4,409,998 respectively. In addition, for the years ended January 31, 2024 and 2023, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876, with a hearing scheduled for July 29, 2024. Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

20. CONTINGENCIES (continued)

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The trial date was removed due to lack of prosecution by Plaintiffs. It is too early to predict the resolution of the claims and counterclaims.

Settled and Dismissed Action: On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 Common Shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement. On June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims. On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

21. INCOME TAXES

The Company is a Canadian resident company, as defined in the Income Tax Act (Canada) (the "ITA"), for Canadian income tax purposes. However, it has subsidiaries that are treated as United States corporations for US federal income tax purposes per the Internal Revenue Code (US) ("IRC") and are thereby subject to federal income tax on their worldwide income. As a result, the Company is subject to taxation both in Canada and the United States.

A summary of the Company's components of the income tax provision for the years ended January 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Current
Canadian	-	-
US Federal and State	3,233,053	2,866,688
Total current income tax expense	3,233,053	2,866,688

Deferred
Canadian	-	-
US Federal and State	249,072	(56,920)
Total deferred income tax expense (recovery)	249,072	(56,920)

Total income tax expense	3,482,125	2,809,768

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes for the years ended January 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Canadian	(2,141,166)	(702,488)
United States	2,399,823	4,893,796
Income before income taxes	258,657	4,191,308

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

Section 280E of the Internal Revenue Code ("IRC") prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (the "IRS") has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The nondeductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as lobbying expenses.

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Income for the year	258,657	4,191,308
Statutory rate	27%	27%

Income tax expense at statutory rate	(74,152)	1,131,653
IRC section 280E disallowance	1,954,392	1,802,992
Foreign tax rate differential	16,068	(288,933)
Change in foreign exchange rates and other	21,188	196,298
Uncertain tax position, inclusive of interest and penalties	(354,637)	32,591
Change in valuation allowance	(50,016)	(198,848)
Payable adjustment to provision versus statutory tax returns	1,153,756	67,056
Deferred adjustment to provision versus statutory tax returns	824,220	10,410
Other	(8,694)	56,549
	3,482,125	2,809,768

A summary of the Company's deferred tax asset (liability) significant components is as follows:

	January 31, 2024	January 31, 2023
	$	$
Deferred tax assets
Share issuance costs and financing fees	1,610	4,764
Allowable capital losses	132,394	132,986
Non-capital losses	5,170,743	4,704,180
Intangible assets	82,004	230,563
Goodwill	6,606	-
Lease liabilities	1,048,101	1,095,352
Reclamation obligation	-	14,219
Derivative liability	29,223	64,719
Inventories	-	36,797
Convertible promissory note	-	312,190
Property and equipment	3,686	-
Other	14,187	-
Total deferred tax assets	6,488,554	6,595,770
Valuation allowance	(5,261,352)	(5,311,368)
Total net deferred tax assets	1,227,202	1,284,402

Deferred tax liabilities
Property and equipment	-	(95,857)
Right-of-use assets	(959,509)	(1,022,105)
IRC 481(a) adjustments	(283,658)	-
Total deferred tax liabilities	(1,243,167)	(1,117,962)
Net deferred tax asset (liability)	(15,965)	166,440

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of January 31, 2024.  Amounts classified as part of the disposal group as of January 31, 2023 have been reclassified to continuing operations under ASC 360-10-20.

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the Canadian loss carryforwards that may expire prior to their utilization has been recorded as at January 31, 2024.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis.  In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.  The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended January 31, 2024, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the fiscal year ended January 31, 2024 was a decrease of $4,604,054.

The Company had net operating loss ("NOL") carryforwards for Canada, U.S. federal and state income tax purposes of approximately $18,540,482 and $2,168,593, respectively, as of January 31, 2024. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2035.

As of January 31, 2024, the Company had Canadian capital losses of approximately $490,348 with no expiry date. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes.  The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization.  Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position comprises of certain deductions for lease obligations, depreciation and amortization taken in prior years in excess of the accounting expenses in respect of assets used in production as well as deductions for inventory impairment that were not previously taken

As of January 31, 2024, the total amount of gross unrecognized tax benefits was $68,530, which includes interest and penalties.  As of January 31, 2024, $68,530 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $47,015 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the years ended January 31, 2024, the Company recorded interest of $20,369 and penalties of $1,012 on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2021 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2021 and forward are subject to examination for state purposes.  The tax return for the 2020 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax benefits, excluding penalties and interest, is as follows:

	January 31, 2024	January 31, 2023
	$	$
Beginning balance	789,112	813,855
Increase due to tax positions taken during current year	5,059	-
Decrease in balance as a result of lapse of the applicable statute of limitations	(171,314)	-
Increase in balance due to tax positions taken during prior years	-	-
Decrease in balance due to tax positions taken during prior years	(714,043)	(24,743)
Ending balance	(91,186)	789,112

Beginning on January 1, 2022, the Tax Cuts and Jobs Act ("the Act"), enacted in December 2017, eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based and non-U.S. based research and development expenditures over five and fifteen years, respectively. There is no impact to our current income tax provision as a result of this tax legislation.

On August 16, 2022 the Inflation Reduction Act of 2022 ("the Act") was signed into law. For taxable years beginning after December 31, 2022, the Act creates a 15% corporate minimum tax on large corporations with more than $1 billion in financial statement net income, and a 1% excise tax on stock buybacks. The Company assessed the impact of the Act and determined it does not have a material impact to the financials and related disclosures.

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at January 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	108,233	108,233

Fair value measurements at January 31, 2023 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	239,700	239,700

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.

23. SUBSEQUENT EVENT

On May 6, 2024, the Company closed a non-brokered private placement in which the Company issued 4,000 convertible debenture units of the Company for aggregate gross proceeds of C$4,000,000. The net proceeds from the private placement combined with the Company's cash reserves, were used to fund the acquisition of the South Reno dispensary, which closed on June 7, 2024.

Each convertible debenture unit offered under the private placement is comprised of: (i) a convertible debenture of the Company secured against the Nevada operations of the Company in principal amount of C$1,000; and (ii) 1,000 common share purchase warrants, each of which is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date.

The principal amount of the convertible debentures, together with any accrued and unpaid interest, will mature and become due and payable on the date that is 30 months from the issue date, subject to earlier conversion or repayment. The principal amount owing under the convertible debentures will accrue interest from the issue date at rate of 12% per annum, payable quarterly in cash. The principal amount may be converted into common shares at the option of the holder at any time prior to the maturity date at a price of C$0.45 per common share.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

23. SUBSEQUENT EVENT (continued)

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter.

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses.  The purchase price in connection with the dispensary acquisition was $3,500,000 and was fully paid to Deep Roots Harvest, Inc. by June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.